Exhibit 99.2

Summit Therapeutics plc

(“Summit” or the “Company”)

DIRECTOR DECLARATION

Oxford, UK, 20 November 2015 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and Clostridium difficile infection, announces pursuant to Rule 17 of the AIM Rules for Companies (the “AIM Rules”), the following change to a Director’s disclosure under Schedule Two, paragraph (g) of the AIM Rules:

David Wurzer, Non-Executive Director, has resigned from his directorship at Response Genetics, Inc. (“Response Genetics”), following Response Genetics entering into an agreement to sell its assets out of Chapter 11 bankruptcy protection.

Save as disclosed above, there is no further information to be disclosed under the AIM Rules.

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 77148 7900

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